Exhibit 99.1

                     PEOPLE'S COMMUNITY CAPTIAL CORPORATION


March 19, 2003                              FOR MORE INFORMATION, CALL
FOR IMMEDIATE RELEASE                       TOMMY B. WESSINGER, CEO or
                                            PRESIDENT THOMAS H. LYLES
                                            AT (803) 641-0142

AIKEN, SOUTH CAROLINA, MARCH 19, 2003 -- At its regularly scheduled meeting held on March 18, 2003, the Board of Directors of People's Community Capital Corporation authorized the repurchase of up to 10% of the outstanding shares of stock in the company as of February 28, 2003. These purchases could total up to 109,800 shares over time and may be made through the open market or negotiated transactions, with the timing and terms of the repurchases to be determined by management from time to time based on market conditions.

People's Community Capital Corporation, South Carolina corporation, is a Bank Holding Company established in 1997 in Aiken, South Carolina with three principal banking offices at 1715 Whiskey Road and 125 Park Avenue in Aiken and 518 Georgia Avenue in North Augusta. The banking centers offer complete banking and related financial services to commercial and consumer customers located in the CSRA. The bank makes brokerage and insurance services available at its subsidiary, People's Financial Services, Inc. The company's stock is quoted on the OTC Bulletin Board under the symbol PPLM. Internet banking is offered through the bank's web site at www.pcbonline.net.